October 12, 2022

Division of Corporate Finance

Office of Manufacturing

Securities and Exchange Commission

Washington DC 20549

Attention:	Heather Clark

Claire Erlanger

Dear Madam,

RE:	Integrated Media Technology Limited (the “Company”)

Annual Report on Form 20-F for the year ended December 31, 2021

Filing date April 28, 2022

File No. 001-38018

We refer to the comment letter dated September 19, 2022 (the “Letter”), from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (“Staff”) with respect to our Annual Report on Form 20-F that was filed on April 28, 2022, as amended.

We understand that the Letter was sent to an inactive email address within the Company’s organization. We have only received the Letter today from our legal counsel. As we will need time to address the comments included in the Letter, we respectfully apply for an extension until October 20, 2022, to respond to the Letter. In addition, we respectfully ask the Staff to copy in any future correspondence corporate@imtechltd.com.

Your kind approval on the extension will be highly appreciated.

Yours sincerely,

For and on behalf of

Integrated Media Technology Limited

s/ Jing Zhuo
Jing Zhuo
CFO

cc. Audit Alliance LLP

Level 7, 420 King William Street, Adelaide SA 5000

T: +61 8 8233 0881    www.imtechltd.com    A.B.N. 98 132 653 948    NASDAQ: IMTE